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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69639

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Capital Suisse LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___1221 1st Avenue, Unit 25D_____
                                                              (No. and Street)

___Seattle_____ ___WA_____ ___98101_____
                (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Steffen Buschbacher_____ ___(206) 617-6563____ ___steffen@capitalsuisse.com____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___RW Group, LLC_____
                        (Name – if individual, state last, first, and middle name)

___400 Old Forge Ln, #401_____ ___Kennett Square_____ ___PA____ ___19348_____
(Address)   (City)   (State)   (Zip Code)

___02/23/2010_____   ___5020_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Steffen Buschbacher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Suisse LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: CEO

JOEY M. ROBINSON
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
20105065
4-29-24

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

<u>**CAPITAL SUISSE LLC**</u>

<u>**REPORT PURSUANT TO RULE 17a-5(d)**</u>

<u>**YEAR ENDED DECEMBER 31, 2022**</u>

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CAPITAL SUISSE LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Capital Suisse, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Capital Suisse, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Capital Suisse, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Capital Suisse, LLC's management. Our responsibility is to express an opinion on Capital Suisse, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Suisse, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Capital Suisse, LLC's auditor since 2020.
Kennett Square, Pennsylvania
March 29, 2023

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

<h1 style="text-align:center">CAPITAL SUISSE LLC</h1>

<h2 style="text-align:center">STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022</h2>

ASSETS

Cash	$	135,958
Accounts Receivable, less allowance for doubtful accounts		25,000
Fixed Assets, net accumulated depreciation		4,463
Prepayments and Other Assets		15,825
Total Assets	**$**	**181,246**

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accrued Liabilities	$	5,775
Accounts Payable		22,782
Total Current Liabilities		28,557
Long-Term Liabilities		
Subordinated Loan		25,001
Total Long-Term Liabilities		25,001
Total Liabilities		53,558
Members' Equity		
Members' Equity		127,688
Total Liabilities and Members' Equity	**$**	**181,246**

CAPITAL SUISSE LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization and Nature of Business

Capital Suisse LLC (the "Company"), a Washington limited liability company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's offices are located in Seattle, Washington and the Company provides corporate advisory services and the private placement of securities. The Company does not claim an exemption from Securities Exchange Act of 1934 Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the year ended December 31, 2022, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts.

The Company is a limited liability company ("LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested.

2. Accounting Updates Adopted

No significant accounting updates were adopted for the year ended December 31, 2022.

3. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Accounts Receivable

Accounts receivable consists of fees earned from consulting and advisory services. Management performs periodic credit evaluations of its customers' financial condition and generally does not

require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The allowance for doubtful accounts was $10,000 at December 31, 2022.

Accounts Receivable, December 31, 2021	$36,242
Change in Balance	(1,242)
Accounts Receivable, December 31, 2022	$35,000

Fixed Assets

At December 31, 2022, the Company had fixed assets, net of accumulated depreciation, of $4,463. Accumulated depreciation at December 31, 2022, was $5,444. The fixed assets consist of computer equipment. The Company uses the straight-line method of depreciation and recognized $2,869 in depreciation expense during the period.

Revenue Recognition

The Company's revenues consist of consulting fees for pre-offering advisory services with issuers for whom the Company has agreed to act as agent for the private placement of securities on a best-efforts basis, as well as fees for advising a private company on a possible merger or sale transaction. The Company recognizes revenues when the promised goods or services are delivered to our customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when significant reversal of such amounts is not probable. Pre-offering advisory fees and related non-refundable retainer revenues, as well merger or sale advisory fees, are recognized as advice is provided to the client, based on the terms of the agreement, the estimated progress of work, if applicable, and the availability of Company personnel to support client needs. These agreements are generally for specific periods of time, and may be extended by mutual agreement. Advisory costs are recognized as incurred in the relevant expense line items, including when reimbursed. The Company has elected the practical expedient allowing the recognition of the incremental costs of obtaining a contract as an expense when incurred. The Company does not have any accrued contract costs as of December 31, 2022.

In 2022, the Company's revenues came from four consulting relationships, with one of those relationships accounting for approximately 47% of the company's total revenues. The consulting agreement for this engagement is scheduled to expire in April of 2023, unless extended by mutual agreement. The parties have indicated an intention to renew, though renewal has not been effected through the date these financial statements were available to be issued. Three consulting agreements account for the Company's remaining revenues and those agreements have completed their original terms and will not be renewed.

Income Taxes

The Company is a Washington limited liability company and is treated as a partnership for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. The Company is subject to income taxes in certain local jurisdictions in which it operates, primarily related to gross revenue taxes in the state of Washington and city of Seattle.

Subsequent events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was March 29, 2023. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2022, the Company had net capital and net capital requirements of $107,401 and $5,000 respectively. The net capital was in excess of the required net capital level by $102,401. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.27 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 15 to 1.

6. Commitments and Contingencies

The Company has no lease or sub-lease obligations at December 31, 2022. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for remaining lease terms exceeding one year. Accordingly, the Company has not recognized either a lease liability or a right-to-use asset.

As of December 31, 2022, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation.

7. Risks and Uncertainties

During the 2022 calendar year, the COVID-19 pandemic continued in some ways to disrupt economic markets and there has been ongoing uncertainty primarily with respect to world markets and continuing supply chain issues. Further, the war in Ukraine and rapidly rising interest rates, coupled with anticipated recession have all increased uncertainty in financial markets. The financial performance of the Company continues to be subject to future developments related to these issues. The impact on financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.